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                         January 4, 2021

       Laxminarayan Bhat, Ph.D.
       President and Chief Executive Officer
       Reviva Pharmaceuticals Holdings, Inc.
       19925 Stevens Creek Blvd., Suite 100
       Cupertino, California 95014

                                                        Re: Reviva
Pharmaceutical Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 29,
2020
                                                            File No. 333-251802

       Dear Dr. Bhat:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.